VOTING RESULTS REPORT
Pursuant to Section 11.3 of National Instrument 51-102

OF

ASANKO GOLD INC.
(the "Company")

The Company reports that the following matters were voted upon by the Shareholders of the Company at the annual general and special meeting of the Company held at 10:00 a.m. on June 27, 2013 (the "Meeting"):

  The number of directors to be elected to the Board of Directors was set at seven (7). Shares voted in person and by proxy represented 59,794,175 votes for and 267,321 votes against.

  The following directors were elected at the Meeting:

DIRECTOR	FOR	AGAINST	WITHHELD
Shawn Wallace	49,095,463	Nil	260,032
Gordon Fretwell	36,497,722	Nil	12,857,773
Colin Steyn	49,276,110	Nil	79,385
Marcel de Groot	36,661,082	Nil	12,694,413
Keith Minty	49,278,650	Nil	76,845
Peter Breese	49,286,610	Nil	68,885
Rob Sali	49,130,835	Nil	224,660

  KPMG LLP, Chartered Accountants, were re-appointed as auditor of the Company. Shares voted in person and proxies received represented 59,918,471 votes for and 165,448 votes withheld.

  The shareholders approved the amendment of the Company's Articles to include advance notice provisions. Shares voted in person and proxies received represented 48,607,591 votes for and 757,904 votes against.